1
For the six-month period ended (a) August 31, 1995
File number (c) 811-6615



                          SUB-ITEM 77C
      Submission of Matters to a Vote of Security Holders



      A  Special Meeting of Shareholders was held on August 15, 1995.   At  such
meeting the shareholders approved the following proposal:


                 To   approve  an  Agreement  and  Plan  of  Reorganization  and
          Liquidation whereby all of the assets of Adjustable Rate Fund will be transferred to Prudential Government Securities Trust - Intermediate Term Series (Intermediate Series) in exchange for shares of
          Intermediate Series, and Intermediate Series will assume the liabilities, if any, of Adjustable Rate Fund.

          Affirmative              Negative
          votes cast               votes cast

          3,082,971                35,181